Exhibit 99.176

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Energy Fuels Inc.

We consent to the inclusion in this registration statement on Form 40-F of:

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our Independent Auditors’ Report dated December 20, 2012, on the consolidated financial statements of Energy Fuels Inc., which comprise the consolidated statements of financial position as at September 30, 2012, September 30, 2011 and October 1, 2010, the consolidated statements of comprehensive income (loss), changes in shareholder’s equity and cash flows for the years ended September 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; and

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our Independent Auditors’ Report dated December 21, 2011, on the consolidated financial statements of Energy Fuels Inc., which comprise the consolidated balance sheets as at September 30, 2011 and September 30, 2010, the consolidated statements of comprehensive loss, shareholder’s equity and cash flows for the years ended September 30, 2011 and 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, prepared in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 15, 2013